UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 16)

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
(Name of Subject Company)

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

256743105
(CUSIP Number of Class of Securities)

Vicki J. Vaniman, Esq.
Executive Vice President, General Counsel and Secretary
Dollar Thrifty Automotive Group, Inc.
5330 East 31st Street
Tulsa, Oklahoma 74135
(918) 660-7700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Paul J. Shim, Esq.
Matthew P. Salerno, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 16, which we refer to as the Amendment, amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time), which we refer to as the Schedule 14D-9, originally filed with the United States Securities and Exchange Commission, which we refer to as the SEC, by Dollar Thrifty Automotive Group, Inc., a Delaware corporation, which we refer to as Dollar Thrifty, on September 10, 2012. The Statement relates to the offer by HDTMS, Inc., a Delaware corporation and a wholly owned subsidiary of Hertz Global Holdings, Inc., a Delaware corporation, which entities we refer to, respectively, as Purchaser and Hertz, as disclosed in the Tender Offer Statement on Schedule TO dated September 10, 2012 (as amended or supplemented from time to time) filed by Purchaser with the SEC, to purchase all of the issued and outstanding shares of Dollar Thrifty common stock, par value $0.01 per share, for $87.50 in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 10, 2012 and the related Letter of Transmittal.

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment is being filed to reflect certain updates as reflected below.

ITEM 8.  ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended by deleting the second and third paragraphs under the subsection entitled “U.S. Antitrust Clearance” and replacing them in their entirety with the following text:

“On November 15, 2012, Hertz announced that it has reached an agreement with the FTC allowing Hertz to complete its acquisition of Dollar Thrifty.  Under the terms of the proposed consent order that was approved by the FTC for public comment, Hertz is required to divest its Advantage business, selected airport concessions and certain other assets following the closing of the acquisition.”

ITEM 9.  EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(26)	Communication by Scott L. Thompson to Dollar Thrifty Employees, delivered on November 15, 2012 (filed herewith).

(a)(27)	Management Talking Points for Dollar Thrifty Field Management, delivered on November 15, 2012 (filed herewith).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 2012	DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. (Registrant)

	By:	/s/ Vicki J. Vaniman Vicki J. Vaniman Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description
(a)(26)	Communication by Scott L. Thompson to Dollar Thrifty Employees, delivered on November 15, 2012 (filed herewith).

(a)(27)	Management Talking Points for Dollar Thrifty Field Management, delivered on November 15, 2012 (filed herewith).